Raytheon	Raytheon Company 870 Winter Street Waltham, Massachusetts 02451-1449 USA 781.522.3000 781.522.6425 fax

Via EDGAR (Correspondence)

January 12, 2006

Mr. Michael Fay

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Raytheon Company

Form 10-K: For the Year Ended December 31, 2004

File Number: 001-13699

Dear Mr. Fay:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 10-K of Raytheon Company (the “Company”) for the year ended December 31, 2004 (File Number 001-13699) (the “Form 10-K”), as set forth in your letter dated December 1, 2005.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments.

Item 7. Management’s Discussion and Analysis…page 33

Commitments and Contingencies, page 47

1.	We note your disclosure on page 50 that the table for contractual obligations on page 49 excludes purchase commitments that can be recovered through pricing of products and services. To the extent that these commitments are material, it appears that such should be included in the table, since the timing of the cash flows between your purchases and the amounts therefore that may be recovered, if any, may significantly differ. Tell us the amount of such commitments for the periods as presented in the table and revise the table as appropriate. Conform the disclosure in Note L to the financial statements in regard to these purchase commitments as well, in accordance with paragraph 7 of FAS 47.

The Company’s customer contracts with the U.S. Government and certain other customers generally provide the Company with full recourse against the customer for the Company’s purchase commitments related to the customer contract in the event the contract is terminated (“Full Recourse Purchase Commitments”). For example, if the Company committed to purchase goods or services related to a specific customer contract and the customer terminated the contract for convenience, the customer would be required to pay the Company for any amounts necessary to settle the Full Recourse Purchase Commitments relating to such contract. In addition, based on our experience with the timing of customer and supplier cash flows, we do not believe that Full Recourse Purchase Commitments have a significant effect on the Company’s liquidity. Generally, the Company’s customer contracts allow us to bill the customer within 30 days from when we purchase the goods or services related to the contract or receive milestone payments from the customer that are typically structured to align with the Company’s cash outflows related to that contract. Accordingly, given the terms of our Full Recourse Purchase Commitments and the minimal impact of such purchase commitments on the Company’s liquidity, we do not believe that Full Recourse Purchase Commitments represent a meaningful disclosure in the contractual obligations table.

As noted above, our government and defense businesses, which accounted for approximately 85% of total sales in 2004, generally use full recourse customer contracts in the ordinary course of business, so the majority of the Company’s purchase commitments constitute Full Recourse Purchase Commitments. However, the Company, largely in connection with its Raytheon Aircraft (RAC) business also enters into unconditional purchase commitments (i.e. take-or-pay contracts) for which the Company does not have full recourse under a customer contract. We disclosed in the text below the contractual obligations table included in Management’s Discussion and Analysis section of the Form 10-K the significant unconditional purchase commitments which primarily related to component parts for the RAC Horizon aircraft at December 31, 2004.

Regarding purchase commitments in Note L, Commitments and Contingencies, to the financial statements, FAS 47, paragraph 6 requires that an unconditional purchase obligation be disclosed if it has all of the following characteristics: (a) is noncancelable, or cancelable only in certain instances, (b) was negotiated as part of arranging financing for the facilities that will provide the contracted goods or services or for costs related to those goods or services, and (c) has a remaining term in excess of one year. The Company did not have any material unconditional purchase obligations, as defined by FAS 47, at December 31, 2004.

Item 8. Financial Statements and Supplementary Data, page 52

Consolidated Statements of Cash Flows, page 58

2.	Please explain to us why it is appropriate to classify the $130 million debt guarantee payment in 2003 associated with Space Imaging as an investing activity and not an operating activity. We note your disclosure that the offset to the liability you accrued in 2002 in connection with this payment was charged to other expense. Refer to any guidance you relied on in support of your treatment.

The Company has a 31 percent equity investment in Space Imaging LLC, which was accounted for under the equity method in accordance with APB No. 18. The Company also provided a guarantee for Space Imaging’s initial credit facility. In the third quarter of 2003, the Company was required to pay $130 million to Space Imaging’s lenders (the “Initial SI Lenders”) under the guarantee to satisfy the outstanding amounts due under the credit facility. In exchange for this payment, the Company received a note for the same amount from Space Imaging. The payment was shown as an investing cash outflow on the Company’s statement of cash flows in accordance with FAS 95, paragraph 17.a which states that cash flows from investing activities are “disbursements for loans made by the enterprise and payments to acquire debt instruments of other entities.” We believe that the payment was appropriately characterized in the statement of cash flows because, while the Company paid $130 million directly to the Initial SI Lenders under the guarantee, the end result was that the Company made a loan to Space Imaging that was used in accordance with the guarantee to satisfy Space Imaging’s outstanding obligations to the Initial SI Lenders.

Notes to Consolidated Financial Statements, page 59

Note A: Accounting Policies, page 59

Lot Accounting, page 60

3.	It appears that the following disclosures in accordance with Rule 5-02.6(b) and (d) of Regulation S-X are applicable to your circumstances but have not been provided:

•	number of units delivered to date and the number of units on order (second paragraph of paragraph (b))

•	portion of the aggregate amount of production costs and any related deferred costs which exceeds the aggregate estimated costs of all-in process and delivered units that would not be absorbed in cost of sales based on existing firm orders at the latest balance sheet date (paragraph i within paragraph (d)) and

•	if practicable, the amount of deferred costs by type of cost (paragraph i within paragraph (d)).

Please provide the indicated disclosures, or explain to us why this is not necessary.

We disclosed the total amount of deferred costs included in inventory on in-process and delivered aircraft in excess of the estimated average cost for both the Premier and Horizon aircraft in footnotes to the financial statements. With respect to the Premier deferred costs, we determined that because the total amount of Premier deferred costs was $89 million (which represented the maximum risk to the Company), a further breakdown of the amount and information related to units delivered and on order was not material. With respect to the Horizon deferred costs, we did not provide a further breakdown because no Horizon aircraft had been delivered and all of the Horizon orders at December 31, 2004 were cancelable and could not be considered firm until the aircraft had been fully certified. Lastly, we satisfied the requirement to disclose the amount of deferred costs by type of cost because deferred production costs are the only deferred costs included in inventory (as noted in the footnotes to the financial statements).

However, in consideration of the Staff’s comment and the impending certification of the Horizon aircraft, we will include the applicable disclosures outlined in Rule 5-02.6(b) and (d) of Regulation S-X in future filings.

Note I: Equity Security Units, page 75

4.	We note your disclosure that RC Trust I is a variable interest entity of which you are not the primary beneficiary. Please explain to us in detail how you arrived at this determination. Your response should refer to all applicable provisions of FIN 46(R) considered by you in your analysis.

Variable Interest Entity (VIE) Analysis

FIN 46(R), paragraph 5b.(1) provides:

5. An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist:

b.	As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1)	The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

Because RC Trust I common and preferred security holders do not have voting rights, the Company determined that RC Trust I is a variable interest entity (VIE).

Primary Beneficiary Analysis

In accordance with the requirements of paragraphs 14 and 15 of FIN 46(R) and the transition requirements of paragraph 38 of FIN 46(R), the Company determined that it would not absorb the majority of RC Trust I expected losses, and that therefore the Company was not the primary beneficiary of RC Trust I. RC Trust I’s sole asset is a subordinated note receivable from Raytheon Company. As a result, RC Trust I’s risk of loss is the credit risk associated with the Raytheon Company note receivable. In determining which party bears RC Trust I’s risk of loss, we concluded that Raytheon Company does not bear the risk, considering that such risk is its own credit risk, and that only the outside investors (the preferred security holders) bear RC Trust I’s risk of loss. Therefore, an assessment of RC Trust I expected losses (as defined by FIN 46(R)) indicates that since the outside investors hold the RC Trust I preferred stock which bears the risk of loss, they would absorb the majority of the expected losses.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. The Company also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 781-522-5074 if you have any questions regarding the matters addressed in this letter or require any additional information.

Very truly yours,

/s/ Biggs C. Porter

Biggs C. Porter

Vice President and Corporate Controller,

Acting Chief Financial Officer

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